

2023 REPORT

BOSS Tech

Dear investors,

Thank you for your commitment to our shared vision at BOSS.Tech. We are tirelessly working to transform our innovative ideas into reality, aiming to democratize entrepreneurship through advanced technological solutions.

Although the deployment of our SuperApp has been delayed, our dedication and enthusiasm remain unwavering. Our team has exceeded expectations in technical skill and cultural synergy. The unforeseen challenges presented by the emergence of publicly available AI have been significant, yet they have catalyzed the development of more sophisticated technology than we initially planned.

This unexpected shift has not only been met with resilience but has propelled us towards creating what could be a transformative force in the industry. We are on the brink of launching the most ambitious and challenging technology we've ever developed, poised to make a profound impact on the global market. Your continued support fuels our progress, and we are excited to soon share the fruits of our labor—technology designed not just to meet current demands but to foresee and shape future needs.

We need your help!

Investors are integral to the rollout and success of our upcoming SuperApp. By tapping into their extensive networks, investors can significantly enhance market penetration and accelerate user acquisition. As we approach the launch, we urge our investors to actively promote the app's unique features and benefits.

This active engagement is crucial not only for attracting initial users but also for establishing robust feedback mechanisms that are essential for continuous improvement and refinement of the app. Your proactive

involvement will help us gain valuable insights and drive adoption, ensuring a successful market introduction and sustained growth in the user base.

Sincerely,

Félicité Moorman
_____
CEO

Ryan Buchert
_____
CTO

How did we do this year?



REPORT CARD

A-

☺ The Good

Expanded Team in Costa Rica - Enhanced our team's capabilities, diversifying technical and cultural perspectives for our SuperApp.

Transformation into a SuperApp - Pivoted from a mobile app to a comprehensive Business Operating System.

AI Integration and Apple Approval - Advanced our system with AI, achieving Apple App Store approval, ready for launch.

☹ The Bad

AI Integration Challenges - Introduction of AI required a major backend overhaul, delaying our original launch.

Delayed Product Launch - AI integration pushed back our app launch, affecting short-term goals and direct client feedback.

Client Feedback Loop Issues - Lack of product launch hindered the establishment of a client feedback mechanism.

2023 At a Glance

January 1 to December 31



$0
Revenue



-$1,706,224
Net Loss



$0 [100%]
Short Term Debt



$256,525



$370,578
Cash on Hand

Raised in 2023

As of 04/11/24

INCOME BALANCE NARRATIVE



Revenues
Profit
US$0
-US$161,974
US$0
-US$1,706,224
2022
2023

Net Margin: 0% Gross Margin: 0% Return on Assets: -1,652% Earnings per Share: -$5.50 Revenue per Employee: $0

Cash to Assets: 22% Revenue to Receivables: ~ Debt Ratio: 0%

WeFunder_CPA_Review.pdf

2023_Annual_Report.pdf

We ❤ Our 42 Investors

Thank You For Believing In Us

Hatem Rowaihy
Chris O'Brien
Laura H
Denise Hasher
Stephen Terrence Winn
Kristopher Grunwald
John Ferguson Jr
Ethan Gnepp
Carol Enoch
Katie S
Ren Egawa
Robert Barbieri
Justice Jones
Bryan Randall
Kyle Stafford
Yogendra C. Shah
Kenny Acker
Kent C Griswold
Brian Kinslow
Domenic Postorivo
Breton Dietrich
Roderick Herron
Gene Walta
Heidi Grunwald
David Gallagher
Brian Bullock
Scott Hager
Deborah Loughlin
David Nicholas Rosa
Gwladys Bocove
Edward A
Andrew Snyder
Michael Link
Chris Acker
Richard James Gardner
W Kim Colich

Thank You!

From the BOSS Tech Team



Felicite Moorman



Ryan Buchert

CEO

EY Entrepreneur of the Year. Multi-exit, category-creating technologist. Exits include STRATIS: Top 10 Best Company in America. 3x Inc1000. 10x roi to early investors. Feat: Inc...

CTO

Drexel University Entrepreneur of the Year. Multi-exit, multi-patent inventor and engineer. Innovator in SaaS and multi-protocol wireless applications. Exits include STRATIS...



Gabriel Quevedo 🔗

Country Manager - Costa Rica

Experienced Entrepreneur & Seasoned Executive. MBA. Team Building Boss. Financial Modeling & Analytics Specialis...

Details

The Board of Directors

Director	Occupation	Joined
Ryan Buchert	CTO @ BOSS.Tech	2022
Felicite Moorman	CEO @ BOSS.Tech	2022

Officers

Officer	Title	Joined
Ryan Buchert	CTO	2022
Felicite Moorman	President CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Felicite Moorman	153,000 Class A Units	51.0%
Ryan Buchert	147,000 Class A Units	49.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
05/2023	$256,525		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common	100,000	10,000	No
Class A Common	300,000	300,000	Yes

Warrants: 0
Options: 0

Form C Risks:

BOSS Tech has established resources in its wholly-owned subsidiary in Costa Rica. While unlikely, changes in political climate could disrupt product development.

BOSS Tech is establishing a new product category. Management has successfully created categories before but if we

BOSS Tech is establishing a new product category. Management has successfully created categories before but if we are unable to create and educate the market fast enough for scale, growth could disappoint.

BOSS Tech is focused on product-led and community-led growth. If it fails to establish a large enough community long-term, the company's growth will be limited.

BOSS Tech takes all recognized precautions, focusing on early SOC 2 security compliance and certification (a familiar process to the Team, with no prior issues), however, any data breach could undermine credibility with customers.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

BOSS.Tech is pre-revenue making forecasting more challenging. Projections are based on assumptions, and cannot predict unexpected circumstances. BOSS.Tech is an integration technology dependent on the API availability of 3rd party software companies. Loss of access to leading APIs could negatively impact the business model. BOSS.Tech is expecting to raise additional funding. Some integrations (A2P) are facing greater regulatory oversight and may require adjustment to the business model or pricing. Investor ROI is based on IPO, acquisition, or profitability, all of which are success-dependent. Current blue ocean market could rapidly shift. Cost of development talent remains high and may continue to increase in the US.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are

unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Boss Tech, LLC

Delaware Limited Liability Company
Organized January 2022
23 employees
3721 Midvale Ave
Philadelphia PA 19129 https://boss.tech/

Business Description

Refer to the BOSS Tech profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

BOSS Tech is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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